SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

RUTHIGEN, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

783330103
(CUSIP Number)

Copy to:
Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of 6 Pages)

CUSIP No. 783330103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 14,279
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 369,773 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 14,279
PERSON WITH	8	SHARED DISPOSITIVE POWER 369,773 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,052 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.99% (2)
12	TYPE OF REPORTING PERSON* IN

(1)	Held by Marlin Capital Investments, LLC (“Marlin”). Barry Honig is the President of Marlin and in such capacity has voting and dispositive power over shares held by Marlin.
(2)           Based on 4,804,290 shares outstanding as of November 12, 2014.

CUSIP No. 783330103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marlin Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 369,773
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 369,773

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 369,773
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.70% (1)
12	TYPE OF REPORTING PERSON* CO

(1)	Based on 4,804,290 shares outstanding as of November 12, 2014.

Item 1(a).                 Name of Issuer:

Ruthigen Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

12455 Bennett Valley Road, Suite C116, Santa Rosa, CA 95404

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Barry Honig and Marlin Capital Investments, LLC (“Marlin”, together with Mr. Honig, the “Reporting Persons”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).                 Citizenship.

Marlin is a corporation formed in the State of Florida and Mr. Barry Honig is a citizen of the United States.

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.0001 per share.

Item 2(e).                 CUSIP Number.

783330103

Item 3.         Type of Person

Not applicable.

Item 4.                 Ownership.

(a) Amount beneficially owned: 384,052 (1).

(b) Percent of class: 7.99% (2).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 14,279.

(ii) Shared power to vote or to direct the vote: 369,773 (3).

(iii) Sole power to dispose or to direct the disposition of: 14,279.

(iv) Shared power to dispose or to direct the disposition of: 369,773 (3).

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

(1)	Held by Marlin Capital Investments, LLC. Barry Honig is the President of Marlin and in such capacity has voting and dispositive power over shares held by Marlin.
(2)	Based on 4,804,290 shares outstanding as of November 12, 2014.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.               Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015		/s/ Barry Honig
Barry Honig
Marlin Capital Investments, LLC

Date: February 13, 2015	By:	/s/ Barry Honig
Barry Honig
President